EXHIBIT 99.1

Equinox Gold Reports 176,836 Ounces of Gold Production in Q2 2026, Canadian Gold Production Increased 11% Quarter-over-Quarter

VANCOUVER, British Columbia, July 09, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce production results for the three months ended June 30, 2026 (“Q2” or the “Quarter”), along with an update on operations at its two Canadian cornerstone assets: Valentine Gold Mine (“Valentine”) in Newfoundland & Labrador and Greenstone Gold Mine (“Greenstone”) in Ontario. All dollar figures are in United States dollars unless otherwise noted.

Darren Hall, CEO of Equinox Gold, commented: “Equinox Gold delivered sequentially higher production at its Canadian operations with 97,273 ounces (“oz”) of combined gold production from Greenstone and Valentine, contributing to consolidated quarterly production of 176,836 ounces. Production from our Canadian operations continues to steadily increase with notable performance indicators highlighting progress in the ramp-up of our two long-life, Canadian mines. The team’s continued focus on operational execution and optimization is delivering results at both Greenstone and Valentine as we move into what we expect to be a stronger second half of the year.

“At Greenstone, mining rates averaged more than 199,000 tonnes per day following the winter months, while mill throughput averaged 26,856 tonnes per day. Importantly, we continue to see a growing number of days operating above nameplate capacity, with 69% of days exceeding 27,000 tonnes per day compared to 51% in the first quarter. This trend is anticipated to continue into the second half of the year resulting in expected higher production quarter over quarter for the balance of the year. At Valentine, the process plant averaged 7,730 tpd, or 113% of nameplate. We expect to see increasing production in the second half of the year, driven by higher mill feed grades and continued strong plant performance, with Phase 2 mill expansion early works expected to begin during H2 2026.

“The quarter also marked two important strategic milestones. We announced our proposed business combination with Orla Mining, which we believe will create a premier North American gold producer with approximately 1.1 million ounces of expected annual gold production in 2026, a funded pathway to approximately 1.9 million ounces of annual production over time, and a portfolio of high-quality, long-life assets capable of generating meaningful free cash flow and long-term value for shareholders.

“We also secured 20-year land access agreements with the three communities that host the multi-million-ounce Los Filos mine, a significant step towards the unlocking of value of this high-quality long-term growth asset in our portfolio. In addition to securing long-term land access, we established a new framework governing labour and supply services that reflects a more disciplined, transparent and sustainable operating model. We have initiated restart planning while advancing technical work to optimize the operation, including evaluating a rightsized carbon-in-leach development scenario. We believe Los Filos has the potential to become another high-quality, cornerstone asset within our portfolio and a meaningful contributor to Equinox Gold's long-term growth.

“As we move into the second half of 2026, our priorities remain clear: continue delivering operational improvements at Greenstone and Valentine, advance and close the proposed combination with Orla Mining, progress the restart and long-term development plans for Los Filos, and execute on the organic growth opportunities across our portfolio. We believe these initiatives position Equinox Gold to continue strengthening its operating performance while creating substantial long-term value for shareholders.”

Highlights

  Produced 176,836 ounces (“oz”) of gold during Q2, including 64,656 oz from Greenstone, 32,617 oz from Valentine, 18,572 oz from Mesquite, 59,476 oz from Nicaragua, and 1,515 oz from Castle Mountain.
  Consolidated year-to-date gold production of 374,464 oz keeping the Company on track to achieve its 2026 gold production guidance of 700,000 to 800,000 oz.
  Announced a business combination with Orla Mining to create North America’s new senior gold producer with approximately 1.1 million ounces of expected annual gold production1 in 2026 anchored by three Canadian gold mines, and a path toward more than 1.9 million ounces of annual gold production2 from an internally funded North American growth pipeline (see May 13, 2026 news release).
  Secured 20-year land access agreements with all three communities at Los Filos and initiated restart activities (see June 25, 2026 news release).

Q2 2026 Conference Call Details
Equinox Gold will release its unaudited financial and operating results for the three and six months ended June 30, 2026 on Wednesday, August 5, 2026 after market close. The Company will host a conference call and webcast to discuss the results on Thursday, August 6, 2026 commencing at 7:00am PT (10:00am ET). The webcast will be available for replay on Equinox Gold’s website until February 6, 2027.

Conference call
Toll-free in U.S. and Canada: 1-833-752-3366
International callers: +1 647-846-2813
Webcast login
www.equinoxgold.com/financials/

Special Meeting of Shareholders to be held on July 22, 2026
Equinox Gold will hold its Special Meeting of Shareholders (“Meeting”) on Wednesday, July 22, 2026 commencing at 9:00am PT. At the Meeting, Equinox Gold shareholders will be asked to vote on an ordinary resolution authorizing and approving the issuance of up to 421,770,377 common shares of Equinox Gold in connection with the proposed acquisition by the Company of all the outstanding common shares of Orla Mining (TSX: OLA, NYSE-A: ORLA). Under the terms of the agreement, each Orla share will be exchanged for 1.00 Equinox Gold common share and US$0.0001 in cash. The deadline for voting by proxy is 9:00 am (Vancouver time) on July 20, 2026.

Meeting materials have been mailed to shareholders (“Meeting Materials”) and can also be downloaded at www.equinoxgold.com/shareholder-events and from Equinox Gold’s profile on SEDAR+ and EDGAR (see June 23, 2026 news release). Upon receipt of the Meeting Materials, which contain personalized voting information, shareholders can vote their shares online, by telephone or by mail, or can attend the Meeting and vote in person. Shareholders who cannot attend in person are invited to join an online webcast; however, the webcast is being provided for viewing purposes only. There will be no ability to vote via the webcast.

Attend in Person
Suite 3500, 1133 Melville Street, Vancouver, BC
Attend Online
www.equinoxgold.com/shareholder-events/

Shareholder Questions & Voting Assistance
Equinox Gold has retained Laurel Hill Advisory Group (“Laurel Hill”) to assist with shareholder communications and proxy solicitation in connection with the Meeting. If you have any questions before the Meeting about the proposed acquisition, Equinox Gold, the Meeting Materials or the voting process, please contact Laurel Hill by calling 1-877-452-7184 (North America toll-free) or 1-416-304-0211 (international), by texting “INFO” to either 1-877-452-7184 or 1-416-304-0211, or by email at assistance@laurelhill.com.

About Equinox Gold
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact
Ryan King
Executive Vice President, Capital Markets
T: 778.998.3700
E: Ryan.King@equinoxgold.com
E: ir@equinoxgold.com

Qualified Person & Technical Information
The scientific and technical information contained in this news release was approved by Matthew MacPhail, P.Eng., Senior Vice President Business Planning and Technical Services for Equinox Gold and a “Qualified Person” under National Instrument 43-101.

Cautionary Notes & Forward-looking Information
This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the Company’s strategic vision and expectations for exploration potential, production capabilities, growth potential, expansion projects and future financial or operating performance, including shareholder returns; expectations for Greenstone and Valentine operations, including achieving design capacity and anticipated production; production and cost guidance; potential future mining opportunities around Valentine; potential for the Phase 2 expansion at Valentine; higher mill feed grades and stronger plant performance at Valentine; completion of the combination with Orla, including an approval at the Special Meeting of Shareholders; anticipated timing and development of Castle Mountain Phase 2; and the potential for a restart of operations at Los Filos. Forward-looking Information is typically identified by use of words such as “will”, “growth”, “increase”, “expect”, ”achieve”, “anticipate”, “deliver”, “continue” and “progress” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them. Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of exploration, production, cost and development goals; ramping up and achieving design capacity at Valentine and Greenstone; timely execution of Castle Mountain permitting and initiation of Phase 2 construction, including receipt of required approvals and permits and effectiveness of the Fast-41 Program; approval for and initiation of the Valentine Phase 2 expansion; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; successful long-term agreements with Los Filos communities, management of suspended operations and the potential of restarting operations; adherence to mine plans and schedules, expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with works, union and communities; maintenance of and timely receipt of permits and regulatory approvals; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners. While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section titled “Risk Factors” in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on Equinox Gold’s website at www.equinoxgold.com. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

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1. Mid-point of Equinox Gold’s and Orla’s 2026 guidance, on a full-year basis, as further detailed in the Equinox Gold news release dated January 14, 2026 and the Orla news release dated January 20, 2026, respectively.
2. Anticipated production growth comes from completion of the Valentine Phase 2 expansion (Canada) and with Castle Mountain (USA), South Railroad (USA), Los Filos (Mexico) and Camino Rojo underground (Mexico) in production and operating in line with expectations outlined in current technical reports, which technical reports are available under the respective SEDAR+ profiles of Equinox Gold (in the case of Valentine, Castle Mountain and Los Filos) and Orla (in the case of South Railroad and Camino Rojo).